Exhibit 99.2
Cenovus Energy Inc.
Annual Meeting of Shareholders May 8, 2025

Report of Voting Results
(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on May 8, 2025 by virtual meeting. Each matter voted on is described in greater detail in the Corporation’s 2025 Management Information Circular dated March 12, 2025, which is available at cenovus.com.

1.Appointment of Auditor PricewaterhouseCoopers LLP, Chartered Professional Accountants, was reappointed as auditor of the Corporation.

Votes for		Votes withheld
Number	Percent	Number	Percent
1,479,069,159	99.58%	6,198,457	0.42%

2.Election of Directors Each of the following 14 nominees proposed by management were elected directors of the Corporation:

Nominee	Votes for		Votes against
	Number	Percent	Number	Percent
Stephen E. Bradley	1,436,654,782	99.47	7,633,157	0.53
Keith M Casey	1,433,735,075	99.27	10,553,916	0.73
Michael J. Crothers	1,433,314,572	99.24	10,975,197	0.76
James D. Girgulis	1,437,307,360	99.52	6,982,411	0.48
Jane E. Kinney	1,431,229,021	99.10	13,059,246	0.90
Eva L. Kwok	1,426,200,877	98.75	18,086,892	1.25
Melanie A. Little	1,432,129,625	99.16	12,159,363	0.84
Richard J. Marcogliese	1,429,056,098	98.95	15,233,673	1.05
Chana L. Martineau	1,437,677,888	99.54	6,611,881	0.46
Jonathan M. McKenzie	1,433,520,858	99.25	10,766,914	0.75
Claude Mongeau	1,408,344,566	97.51	35,944,425	2.49
Alexander J. Pourbaix	1,417,365,414	98.14	26,924,356	1.86
Frank J. Sixt	1,154,291,947	79.92	289,997,821	20.08
Rhonda I. Zygocki	1,419,942,305	98.31	24,347,463	1.69

3.Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation An advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes for		Votes against
Number	Percent	Number	Percent
1,405,612,741	97.32	38,667,029	2.68